September 29, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (403) 290-1266

Douglas N. MacDonald
President and Chief Executive Officer
Westsphere Asset Corporation, Inc.
2140 Pegasus Way, NE
Calgary, Alberta Canada T2E 8M5

	Re:	Westsphere Asset Corporation, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 0-32051

Dear Mr. MacDonald:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to those issues we
have addressed in our comments.   Please provide us with the
requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Please provide disclosures in your future filings that clarify the issues addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

General

1. We note the presented amounts for Intellectual Property in the Consolidated Balance Sheets and that you recognized a significant impairment loss related to this asset in 2004. Please revise to disclose your accounting policy for your intangible assets, and goodwill if any, and include in a separate footnote disclosures required by paragraphs 44 to 47 of SFAS 142.

Consolidated Balance Sheets - page F-3

2. We note that the amounts presented in stockholders` equity section are different from those presented in the Consolidated Statement of
Stockholders` Equity on page F-5. Please revise to present the corrected amounts.


Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3. Please tell us and revise to clarify how you recognize revenues from leased cash vending machines.

4. Please revise to include all disclosures about your leased assets required by paragraph 23 of SFAS 13.

Note 4 - Investments, page F-10

5. We note that you completed your acquisition of TRAC P.O.S.
Processing, Inc. (TRAC POS) in July 2004. Please revise to include disclosures required by paragraphs 51 to 56 of SFAS 141 or tell us why these disclosures are not required.

6. Please describe to us the nature of the intellectual property acquired in the TRAC POS step-acquisition and clarify how you determined its assigned fair value of $593,679 at the acquisition date.

7. Please describe to us the facts and circumstances leading to the impairment loss of $491,205 related to TRAC POS intellectual property from the time of its acquisition in July 2004 to its impairment in December 2004.

Note 8 - Acquisition of Kan-Can Resorts Ltd., Sale of Head Lease and
Mortgage Receivable, page F-12

8. We note that you acquired Kan-Can Resorts Ltd in October 2001. Please clarify how you determined that you were not required to record the head lease at its estimated fair market value, citing the authoritative accounting literature you relied upon and explaining your consideration of paragraphs 36 to 46 of SFAS 141. Provide us with a purchase price allocation table in your response.

9. Please tell us how you accounted for the sale of the head lease in
November 2001, citing the authoritative accounting literature you relied upon. Provide us recorded journal entries to support your accounting.

Note 9 - Income Taxes, page F-12

10. We note that you do not record a deferred tax asset for estimated tax benefits resulting from U.S. net operating loss carryforwards of
$435,828 since they are fully offset by a reserve. Please tell us how you concluded that a similar reserve for estimated tax benefits resulting from Canadian net operating loss carryforwards was not required.




Note 10 - Stock Based Compensation, page F-13

11. We note that the presented option information does not appear to
include options issued to executives that are disclosed on page
30.
Please revise to provide all disclosures required by paragraphs 45
-
48 of SFAS 123 with respect to all issuances of options.

12. We further note that options issued to executives had exercise prices significantly lower than the historical market price of your shares. Please tell us and revise to disclose whether any stock compensation expense was recorded for these issuances, and if so, the amounts recorded in each of the periods presented.

Note 11 - Commitments and Contingencies, page F-13

13. On page 16 you state that you are involved in material
litigation
that could have a material consequence on your financial
condition.
Please revise to include disclosures about loss contingencies arising
from threatened and pending litigation required by paragraphs 9 to
12
of SFAS 5 and FIN 14.

Note 12 - Related Party transactions, page F-14

14. We note several mentions of related party transactions throughout the filing including the face of the financial statements but minimal disclosures about these transactions in this footnote. Please revise to provide the disclosures required by paragraphs 2-4 of SFAS 57.

15. Please revise Item 12 - Certain Relationships and Related
Transactions, on page 33 to provide the disclosures required by Item
404 of Regulation S-B.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:



* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3423 if you have questions regarding our comments.



      Sincerely,


						Amit Pande
						Assistant Chief Accountant


Donald N. MacDonald
Westsphere Asset Corporation, Inc.
September 29, 2005
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